EXHIBIT 99.3

MARATHON OIL CORPORATION

Estimated

Future Reserves

Attributable to Certain

Leasehold and Royalty Interests

SEC Parameters

As of

December 31, 2008

/s/ Jeffrey D. Wilson
Jeffrey D. Wilson, P.E.
TBPE License No. 86426
Senior Vice President
RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

[SEAL]

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

[Letterhead of Ryder Scott Company L.P.]

September 3, 2010

Delores Hinkle
Marathon Oil Corporation
5555 San Felipe
P.O. Box 3128
Houston, TX 77253-3128

Dear Ms. Hinkle:

At the request of Marathon Oil Corporation (Marathon), Ryder Scott Company (Ryder Scott) has conducted a reserves audit of the December 31, 2008 estimates of the proved reserves as prepared by Marathon’s engineering and geological staff based on applying the United States Securities and Exchange Commission (SEC) guidelines in effect at December 31, 2008.  The reserves audit conducted by Ryder Scott was completed on January 21, 2010.  The estimated reserves shown herein represent Marathon’s estimated net reserves attributable to the leasehold and royalty interests in certain properties owned by Marathon and reviewed by Ryder Scott, as of December 31, 2008.

The properties reviewed by Ryder Scott incorporate Marathon reserve determinations and are located in the state of North Dakota, in the federal waters offshore Louisiana and in the North Sea offshore United Kingdom and Norway.

The properties reviewed by Ryder Scott account for a portion of Marathon’s total net proved reserves as of December 31, 2008.  Based on the estimates of total net proved reserves prepared by Marathon, the reserves audit conducted by Ryder Scott addresses 16 percent of the total proved developed net liquid hydrocarbon reserves, 4 percent of the total proved developed net gas reserves, 43 percent of the total proved undeveloped net liquid hydrocarbon reserves, and 9 percent of the total proved undeveloped net gas reserves of Marathon. On a barrel equivalent basis, the proved net reserves attributable to the properties that we reviewed account for 13.7 percent of the total proved reserve estimate prepared by Marathon as of December 31, 2008.

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities.”

Based on our review, including the data, technical processes and interpretations presented by Marathon, it is our opinion that the overall procedures and methodologies utilized by Marathon in determining the proved reserves comply with the current SEC regulations and the overall proved

Marathon Oil Corporation
September 3, 2010

reserves for the reviewed properties as estimated by Marathon are, in the aggregate, reasonable within the established audit tolerance guidelines set forth in the SPE auditing standards.

The estimated reserves presented in this report are related to hydrocarbon prices.  Marathon has informed us that in the preparation of their reserve and income projections, as of December 31, 2008, they used December 2008 hydrocarbon prices as required by the SEC guidelines in effect at December 31, 2008.

Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.  The net reserves as estimated by Marathon attributable to Marathon's interest in properties that we reviewed are summarized as follows:

SEC PARAMETERS
Estimated Net Reserves
Attributable to Certain Properties of
Marathon Oil Corporation
As of December 31, 2008

	Proved
	Developed		Total
Net Reserves of Properties Audited by Ryder Scott	Producing	Undeveloped	Proved

Oil/Condensate - MBarrels	82,244	51,501	133,745
Plant Products - MBarrels	0	1,314	1,314
Gas – MMcf	85,460	85,895	171,355

Total Oil Equivalents - MBOE	96,487	67,131	163,618

Liquid hydrocarbons and oil equivalents are expressed in thousands of standard 42 gallon barrels (MBarrels or MBOE).  All gas volumes are reported on an “as-sold” basis expressed in millions of cubic feet (MMcf) at the official temperature and pressure bases of the areas in which the gas reserves are located. The net remaining reserves are also shown herein on an equivalent unit basis wherein natural gas is converted to oil hydrocarbon equivalent using a factor of 6,000 cubic feet of natural gas per one barrel of oil equivalent.

Reserves Included in This Report

In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations in effect as of December 31, 2008.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.  Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this

Marathon Oil Corporation
September 3, 2010

report are therefore estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, could be more or less than the estimated amounts.

An abridged version of the SEC reserves definitions from Regulation S-X Rule 4-10 paragraph (a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

Audit Data, Methodology, Procedure and Assumptions

The reserves for the properties that we reviewed were estimated by performance methods or the volumetric method.  In general, reserves attributable to producing wells and/or reservoirs were estimated by performance methods such as decline curve analysis, and/or material balance which utilized extrapolations of historical production and pressure data available through December, 2008 in those cases where such data were considered to be definitive.  In certain cases, producing reserves were estimated by the volumetric method where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.  Reserves attributable to undeveloped reserves included herein were estimated by the volumetric method, which utilized all pertinent well and seismic data available through December, 2008.

Of the audited volumes, approximately 20% of the reserves were estimated with volumetrics alone.  The remaining 80% of the audited reserves were estimated using volumetrics in combination with performance.

To estimate economically recoverable oil and gas reserves we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report.  Marathon has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation.  In performing our audit of Marathon’s forecast of future production and income, we have relied upon data furnished by Marathon with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isochore maps, well logs, core analyses, and pressure measurements.  Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by Marathon.

As previously stated, the hydrocarbon prices used by Marathon are based on December 2008 hydrocarbon prices as required by the SEC guidelines in effect at December 31, 2008.  The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in Marathon’s individual property evaluations.  While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed.  The gas volumes included herein do not attribute gas consumed in operations as reserves.

Marathon Oil Corporation
September 3, 2010

Operating costs used by Marathon are based on the operating expense reports of Marathon and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells.  When applicable for operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs.  The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements.  Other operating costs include deductions for transportation and processing fees where applicable.  No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs used by Marathon are based on authorizations for expenditure for the proposed work or actual costs for similar projects.  The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were significant.  The estimates of the net abandonment costs furnished by Marathon were accepted without independent verification.

Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled.  Marathon has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.  All of the audited undeveloped reserves are scheduled to be drilled within five years from the as of date of this report.

Current costs used by Marathon were held constant throughout the life of the properties.

Marathon’s forecasts of future production rates are based on historical performance from wells now on production or estimated initial production rates based on test data and other related information for those wells or locations that are not currently producing.  Forecasts of future production rates may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies.  Wells or locations that are not currently producing may start producing earlier or later than anticipated in the forecasts prepared by Marathon.

The reserves reported herein are limited to the period prior to expiration of current contracts providing the legal right to produce or a revenue interest in such production unless evidence indicates that contract renewal is reasonably certain.  Furthermore, properties in the different countries may be subject to significantly varying contractual fiscal terms that affect the net revenue to Marathon for the production of these volumes.  The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts.  Therefore, when applicable, Ryder Scott reviewed the fiscal terms of such contracts and discussed with Marathon the net economic benefit attributed to such operations for the determination of the net hydrocarbon volumes and income thereof.  Ryder Scott has not conducted an exhaustive audit or verification of such contractual information.  Neither our review of such contractual information nor our acceptance of Marathon’s representations regarding such contractual information should be construed as a legal opinion on this matter.

Ryder Scott did not evaluate country and geopolitical risks in the countries where Marathon operates or has interests.  Marathon’s operations may be subject to various levels of governmental controls and regulations.  These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of reserves

Marathon Oil Corporation
September 3, 2010

actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Marathon owns an interest; however, we have not made any field examination of the properties.  No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Certain technical personnel of Marathon are responsible for the preparation of reserve estimates.  These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner.  We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our audit.

The data described herein were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved.  Our audit included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.

Audit Opinion

In our opinion, Marathon's estimates of future reserves for the reviewed properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves as set forth in the Society of Petroleum Engineers’ Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, and we found no bias in the utilization and analysis of data in estimates for these properties.

The overall proved reserves for the reviewed properties as estimated by Marathon are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

In general, we were in reasonable agreement with Marathon's estimates of proved reserves for the properties which we reviewed; however, in certain cases there was more than an acceptable variance between Marathon's estimates and our estimates due to a difference in interpretation of data or due to our having access to data which were not available to Marathon when its reserve estimates were prepared.  In these cases, Marathon revised its estimates to conform to our estimates.

It is our opinion that the data presented herein for the properties that we reviewed fairly reflect the estimated net reserves owned by Marathon.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years.  Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada.  We have over eighty engineers and geoscientists on our permanent staff.  By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue.  We do not serve as officers or directors of any publicly traded

Marathon Oil Corporation
September 3, 2010

oil and gas company and are separate and independent from the operating and investment decision-making process of our clients.  This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations.  Many of our staff have authored or co-authored technical papers on the subject of reserves related topics.  We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to Marathon.  Neither we nor any of our employees have any interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The professional qualifications of the undersigned, the technical person primarily responsible for auditing, reviewing and approving the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party audit, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Marathon.

Marathon makes periodic filings on Form 10-K and/or 10-K/A with the SEC under the 1934 Exchange Act.  Furthermore, Marathon has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K and/or 10-K/A is incorporated by reference.  We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Marathon of the references to our name as well as to the references to our third party report for Marathon, which appears in the December 31, 2009 annual report on Form 10-K and/or 10-K/A of Marathon.  Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Marathon.

We have provided Marathon with a digital version of the original signed copy of this report letter.  In the event there are any differences between the digital version included in filings made by Marathon and the original signed report letter, the original signed report letter shall control and supersede the digital version.

Marathon Oil Corporation
September 3, 2010

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

/s/ Jeffrey D. Wilson

Jeffrey D. Wilson, P.E.
TBPE License No. 86426
Senior Vice President
JDW/pl

[SEAL]

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Engineer

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P.  Jeffrey D. Wilson was the primary technical person responsible for the estimate of the reserves, future production and income presented herein.

Mr. Wilson, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1998, is a Senior Vice President and also serves as a member of the Board of Directors responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide.  Before joining Ryder Scott, Mr. Wilson served in a number of engineering positions with Exxon.  For more information regarding Mr. Wilson’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Mr. Wilson earned a Bachelor of Science degree in Mechanical Engineering from the University of Houston in 1991, graduating with Magna Cum Laude honors, and is a registered Professional Engineer in the State of Texas.  He is also a member of the Society of Petroleum Engineers.

As part of his 2009 continuing education hours, Mr. Wilson attended an internally presented 13 hours of formalized training as well as a day long public forum, and/or various professional society presentations specifically on the new SEC regulations relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register.  Mr. Wilson attended an additional 7 hours of formalized in-house training as well as 12 hours of formalized external training during 2009 covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering, geoscience and petroleum economics evaluation methods, procedures and software and ethics for consultants.  Mr. Wilson also taught a 12 hour class on advanced economic modeling techniques and production sharing contract modeling using PHDWin.

Based on his educational background, professional training and more than 18 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Wilson has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

PETROLEUM RESERVES DEFINITIONS

PETROLEUM RESERVES DEFINITIONS

SECURITIES AND EXCHANGE COMMISSION

INTRODUCTION

Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward.  All reserve estimates involve some degree of uncertainty.  The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data.  The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved.  Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.  It should be noted that Securities and Exchange Commission Regulation S-K prohibits the disclosure of estimated quantities of probable or possible reserves of oil and gas and any estimated value thereof in any documents publicly filed with the Commission.

Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change.  Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.

Reserves may be attributed to either natural energy or improved recovery methods.  Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery.  Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids.  Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

PROVED RESERVES  (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:

Proved oil and gas reserves.  Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.  Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test.  The area of a reservoir considered proved includes:

(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data.  In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following:

(A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved developed oil and gas reserves.  Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves.  Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.  Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.  Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Certain Staff Accounting Bulletins published subsequent to the promulgation of Regulation S-X have dealt with matters relating to the application of financial accounting and disclosure rules for oil and gas producing activities.  In particular, the following interpretations extracted from Staff Accounting Bulletins set forth the Commission staff’s view on specific questions pertaining to proved oil and gas reserves.

PETROLEUM RESERVES DEFINITIONS

Economic producibility of estimated proved reserves can be supported to the satisfaction of the Office of Engineering if geological and engineering data demonstrate with reasonable certainty that those reserves can be recovered in future years under existing economic and operating conditions.  The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance.  In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test.  (extracted from SAB-35)

In determining whether “proved undeveloped reserves” encompass acreage on which fluid injection (or other improved recovery technique) is contemplated, is it appropriate to distinguish between (i) fluid injection used for pressure maintenance during the early life of a field and (ii) fluid injection used to effect secondary recovery when a field is in the late stages of depletion?  … The Office of Engineering believes that the distinction identified in the above question may be appropriate in a few limited circumstances, such as in the case of certain fields in the North Sea.  The staff will review estimates of proved reserves attributable to fluid injection in the light of the strength of the evidence presented by the registrant in support of a contention that enhanced recovery will be achieved.  (extracted from SAB-35)

Companies should report reserves of natural gas liquids which are net to their leasehold interest, i.e., that portion recovered in a processing plant and allocated to the leasehold interest.  It may be appropriate in the case of natural gas liquids not clearly attributable to leasehold interests ownership to follow instruction (b) of Item 2(b)(3) of Regulation S-K and report such reserves separately and describe the nature of the ownership. (extracted from SAB-35)

The staff believes that since coalbed methane gas can be recovered from coal in its natural and original location, it should be included in proved reserves, provided that it complies in all other respects with the definition of proved oil and gas reserves as specified in Rule 4-10(a)(2) including the requirement that methane production be economical at current prices, costs, (net of the tax credit) and existing operating conditions.  (extracted from SAB-85)

Statements in Staff Accounting Bulletins are not rules or interpretations of the Commission nor are they published as bearing the Commission’s official approval; they represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

SUB-CATEGORIZATION OF DEVELOPED RESERVES  (SPE/WPC DEFINITIONS)

In accordance with guidelines adopted by the Society of Petroleum Engineers (SPE) and the World Petroleum Congress (WPC), developed reserves may be sub-categorized as producing or non-producing.

Producing.  Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate.  Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Non-Producing. Reserves sub-categorized as non-producing include shut-in and behind pipe reserves.  Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of  the estimate  but  which have not  started  producing,  (2)  wells which  were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons.  Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.